July 6, 2010

VIA U.S. MAIL
Thomas J. Loftus, Esq.
John Hancock Financial Services
U.S. Wealth Management Law Department
601 Congress Street
Boston, MA 02210-2805

Re: John Hancock Life Insurance Company (U.S.A) ("JHUSA")
         Separate Account H
         Initial Registration Statement on Form N-4
         File Nos. 333-167019 and 811-4113

         John Hancock Life Insurance Company of New York ("JHNY")
         Separate Account A
         Initial Registration Statement on Form N-4
         File Nos. 333-167018 and 811-6584

Dear Mr. Loftus:

     The staff has reviewed the above-referenced joint registration statement
which the
Commission received on May 21, 2010. The filing received a full review. Based
on this
review, we have the following comments on the filing:

1. General

     a. Please clarify supplementally whether there are any types of
guarantees or support
     agreements with third parties to support any of the company's guarantees
under the
     policy (other than reinsurance agreements) or whether the company will be
solely
     responsible for paying out on any guarantees associated with the policy.

     b. In some sections of the prospectus, you state that the purchaser must
be 59 1/2 to
     establish a Single Life Lifetime Income Amount and in others, it seems
that the
     purchaser must be 58 1/2. Please clarify.
 2. Overview

     a. Please specify the holding period (5 years), the age requirements
(generally 58
     (59?) 1/2 for Single Life version and 65 for Joint Spousal Life) and range
of rates for
     determination of the Lifetime Income Amount (4%-5%) the first time you
mention
     them.

     b. Please disclose the amount of the Benefit Enhancement the first time you
mention
     it. Also, please clarify whether you may change the enhancement percentage
from its
     current rate of 3%, and, if so, disclose the minimum amount you will offer.

     c. Please bold the statement on page 7 that the Benefit Base has no case
value and
     usually will differ from the Contract Value you may withdraw.

3. Why should I consider purchasing the Contract?, pages 4-5

     a. Please list the differences between the Guaranteed Income for Life Select
401(k)
     Retirement Plan and the GIFL Select IRA Rollover Variable Annuity, including
     differences in fee amounts, and explain why a participant would want to move
money
     from one to another (other than wanting to hold the contract through an IRA
instead
     of a 401(k) plan).

     b. Please expand the last sentence of the bolded disclosure at the top of
page 5 to state
     that early withdrawals and Excess Withdrawals may not only decrease the
Lifetime
     Income guarantee, but may eliminate it.

4. Will I have an opportunity to increase the Lifetime Income Amount under my
GIFL
     Select guaranteed minimum withdrawal benefit?, page 7

It would appear that the * at the end of the first bullet point applies to the second
   bullet point. Please advise or revise.

5. Holding Period, pages 7 and 26

   To avoid confusion, in the sentence stating that the maximum holding period is 5
   Contract Years, please delete the word "maximum." Similarly, please delete the
   phrase "no more than" before "5 years" in the two places it appears on page 26.

6. Money Market Fees, pages 9 and 34

   Please relocate the Money Market fee table: (1) to follow the min-max table on page
   10 and (2) to follow the portfolio expense detail on page 12.

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7. Periodic Fees and Expenses Other than Portfolio Expenses, page 10

   Please revise footnote (2) so that it is clear that the M&E fee is charged both during
   the accumulation period and during the annuitization phase of the contract.

8. Minimum and Maximum Portfolio Expenses Table, page10

   Please revise the table so that it does not reflect fee waivers. You may, however,
   reflect minimum and maximum actual total portfolio expenses that include
   reimbursement or fee waiver arrangements in a footnote to the table. See Instructions
   18(a) and 19 to Item 3 of Form N-4.

9. Annuity Options offered in the Contract, page 32

   Please advise what you mean when you state that Option 5 is not guaranteed by the
   Contract.

10. Exhibits - Specifications Pages

   Please advise what the Benefit Base Percentage is and why it is not mentioned in the
   prospectus.

11. Tandy Comment

   We urge all persons who are responsible for the accuracy and adequacy of the
   disclosure in the filings reviewed by the staff to be certain that they have provided all
   information investors require for an informed decision. Since the fund and its
   management are in possession of all facts relating to the fund's disclosure, they are
   responsible for the accuracy and adequacy of the disclosures they have made.
   Notwithstanding our comments, in the event the fund requests acceleration of the
   effective date of the pending registration statement, it should furnish a letter, at the
   time of such request, acknowledging that

       should the Commission or the staff, acting pursuant to delegated authority,
       declare the filing effective, it does not foreclose the Commission from taking any
       action with respect to the filing;
       the action of the Commission or the staff, acting pursuant to delegated authority,
       in declaring the filing effective, does not relieve the fund from its full
       responsibility for the adequacy and accuracy of the disclosure in the filing; and
       the fund may not assert this action as defense in any proceeding initiated by the
       Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all
   information you provide to the staff of the Division of Investment Management in

connection with our review of your filing or in response to our comments on your
  filing.

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  We will consider a written request for acceleration of the effective date of the
  registration statement as a confirmation of the fact that those requesting acceleration
  are aware of their respective responsibilities. We will act on the request and, pursuant
  to delegated authority, grant acceleration of the effective date.

  * * * ** ** * * * *
  * * * * * * * *

       Responses to these comments should be made in a letter to me and in a pre-
effective amendment to the registration statement. If you believe that you do not need to
change the registration statement in response to a comment, please explain your position
in the letter.

       Although we have completed our initial review of the registration statement, it
will be reviewed further after our comments are resolved. Therefore, we reserve the right
to comment further on the registration statement and any amendments to it. After we
have resolved all issues, both the registrant and its underwriter must request acceleration
of the effective date of the registration statement.

       If you have any questions, please phone me at (202) 551-6751. Mail or deliveries
should be addressed to 100 F Street, NE, Washington DC 20549-8629.

                                        Sincerely,

                                        Alison White
                                        Senior Counsel
                                        Office of Insurance
Products

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